UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 2)*

Zymeworks Inc.

(Name of lssuer)

Common Stock; no par value

(Title of Class of Securities)

98985W102
(CUSIP Number)

April 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-l (b)
[x]     Rule 13d-l (c)
[ ]     Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     Name of Reporting Person

Eli Lilly and Company

I.R.S. Identification No. of Above Person (Entities Only)

35-0470950

2.         Check the Appropriate Box if a Member of a Group
(a)__(b)__

3.     SEC Use Only

4.     Citizenship or Place of Organization

Indiana

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 1,545,559

6.    Shared Voting Power: 0

7.     Sole Dispositive Power: 1,545,559

8.     Shared Dispositive Power:     0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

1,545,559

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

4.8%

12.     Type of Reporting Person
CO

Item l(a)     Name of Issuer

Zymeworks Inc.

Item l(b)     Address of Issuer's Principal Executive Offices

1385 West 8th Avenue, Suite 540
Vancouver, BC, Canada, V6H 3V9

Item 2(a)     Name of Person Filing

This Statement is filed on behalf of     Eli Lilly and Company, an Indiana corporation.
Item 2(b)     Address of Principal Business Office, or if none, Residence

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 2(c)     Citizenship

Eli Lilly and Company is an Indiana corporation.

Item 2(d)     Title of Class of Securities

Common Stock

Item 2(e)     CUSIP Number

98985W102

Item 3.     Filing pursuant to Rules 13d-l(b) or 13d-2(b) or (c)

Not Applicable

Item 4.     Ownership

(a)     Amount Beneficially Owned:

1,545,559

(b)     Percent of Class:

4.8%

(c)     Number of shares as to which the person has:

Sole power to vote or to direct the vote: 1,545,559

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 1,545,559

Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class [x]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

Not Applicable

Item 8.         Identification and Classification of Members of the Group

Not Applicable

Item 9.         Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 3, 2019

ELI LILLY AND COMPANY
By:    /s/ Crystal T. Williams
Name: Crystal T. Williams
Title: Assistant Secretary

This filing is made voluntarily and should not be construed as an admission that the reporting persons are subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.